Mail Stop 4561

January 4, 2007

Carol K. Nelson
President and Chief Executive Officer
Cascade Financial Corporation
2828 Colby Avenue
Everett, Washington 98201

> **Re:**   **Cascade Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **File No. 000-25286**

Dear Ms. Nelson:

We have limited our review of your filing to the issue we have addressed in our comment. In response to our comment, please provide us with the requested information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Note 7 – Junior Subordinated Debentures Payable (Trust Preferred Securities), page 35

1. You disclose on page 35 that you entered into an interest rate swap agreement with a third party as a hedge of the interest rate on the Corporation's junior subordinated debentures in October 2003. Please tell us if you use the short-cut method to assess effectiveness and if so how you determined the interest rate swap met the criteria established by paragraph 68 of SFAS 133. We may have further comment based on your response.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Matthew Komar, Staff Accountant, at (202) 551-3781 or me at (202) 551-3851 if you have questions regarding comment on the financial statements and related matters.

Sincerely,

Paul Cline
Senior Accountant